

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Richard A. Murphy
Executive Chair of the Board and Chief Executive Officer
Enservco Corporation
14133 County Road 9 ½
Longmont, CO 80504

> **Re: Enservco Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2024**
> **File No. 001-36335**

Dear Richard A. Murphy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Doug Holod